Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2025

Financial Results

TAIPEI, Taiwan, October 30, 2025 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2025 unaudited financial results.

Comments from Management

In the third quarter of 2025, GigaMedia reported revenues of $0.92 million, with a gross profit of $0.46 million, an operating loss of $1.00 million and the net loss of $0.97 million.

The total revenues increased by 5.5% from $0.87 million last quarter, and increased 19.1% year-over-year from $0.77 million the same quarter last year, mainly due to effectively executed marketing strategies.

In the following quarter, we will be dedicating ourselves to developing products and services to address customers' needs and preferences more closely.

Third Quarter Overview

•
Revenues increased by 5.5% quarter-on-quarter to approximately $0.92 million from $0.87 million last quarter.
•
Consolidated loss from operations for the third quarter of 2025 amounted to $1.00 million, slightly increased from a loss of $0.92 million last quarter.
•
The net asset value was around $3.51 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q25 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q25	2Q25	Change (%)	3Q25	3Q24	Change (%)
Revenues	916	868	5.5%	916	769	19.1%
Gross Profit	458	477	(4.0)%	458	372	23.1%
Loss from Operations	(998)	(918)	NM	(998)	(1,008)	NM
Net Income (Loss) Attributable to GigaMedia	(971)	844	NM	(971)	(320)	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	(0.09)	0.08	NM	(0.09)	(0.03)	NM
EBITDA (A)	(1,371)	423	NM	(1,371)	(810)	NM
Cash, Cash Equivalents and Restricted Cash	29,386	31,186	(5.8)%	29,386	35,328	(16.8)%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the third quarter of 2025 were $0.92 million, representing an increase of 5.5% compared to $0.87 million in the prior quarter, and 19.1% year-over-year from $0.77 million the same quarter last year.
•
Consolidated gross profit decreased by 4.0% quarter-on-quarter to $0.46 million from $0.48 million last quarter, but increased by 23.1% year-over-year from $0.37 million in the third quarter last year.
•
Consolidated loss from operation of the third quarter of 2025 was $1.00 million, representing a slight increase in loss from $0.92 million from last quarter.
•
Consolidated net loss of the third quarter of 2025 was $0.97 million compared to net income of $0.84 million in last quarter.
•
Cash, cash equivalents and restricted cash at the end of the third quarter of 2025 was $29.4 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $29.4 million as of September 30, 2025, or $2.66 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 30, 2025. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“For the following quarter, GigaMedia will continue the strategies of internally-driven growth by improving productivity of the existing games, executing effective marketing, and pursuing a steady expansion of customer base,” stated GigaMedia CEO James Huang.

In the meantime, we will continue reviewing suitable prospects for strategic investment and acquisition targets to increase corporate growth and maximize shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2025 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2025 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
(in US$ thousands)	unaudited	unaudited	unaudited	unaudited	unaudited
Operating revenues
Digital entertainment service revenues	916	868	769	2,642	2,214
	916	868	769	2,642	2,214
Operating costs
Cost of digital entertainment service revenues	458	391	397	1,248	1,137
	458	391	397	1,248	1,137
Gross profit	458	477	372	1,394	1,077
Operating expenses
Product development and engineering expenses	165	157	170	518	530
Selling and marketing expenses	413	360	375	1,166	1,101
General and administrative expenses	878	877	835	2,595	2,615
Other	—	1	—	1	1
	1,456	1,395	1,380	4,280	4,247
Loss from operations	(998)	(918)	(1,008)	(2,886)	(3,170)
Non-operating income (expense)
Interest income	420	436	504	1,279	1,492
Foreign exchange gain (loss) - net	(381)	1,330	182	816	(180)
Changes in the fair value of an instrument recognized at fair value	2	(9)	(6)	(4)	7
Other-net	(14)	5	8	(9)	18
	27	1,762	688	2,082	1,337
Income (loss) from continuing operations before income taxes	(971)	844	(320)	(804)	(1,833)
Income tax expense	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	(971)	844	(320)	(804)	(1,833)
Earnings (loss) per share attributable to GigaMedia:
Basic	(0.09)	0.08	(0.03)	(0.07)	(0.17)
Diluted	(0.09)	0.08	(0.03)	(0.07)	(0.17)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2025	6/30/2025	9/30/2024
(in US$ thousands)	unaudited	unaudited	unaudited
Assets
Current assets
Cash and cash equivalents	29,073	30,873	35,015
Accounts receivable - net	140	167	157
Prepaid expenses	148	235	123
Restricted cash	313	313	313
Other receivables	241	259	392
Other current assets	142	140	144
Total current assets	30,057	31,987	36,144

Investment in securities - noncurrent	9,620	8,120	6,840
Property, plant & equipment - net	97	98	102
Intangible assets - net	2	4	5
Prepaid licensing and royalty fees	56	86	179
Other assets	1,401	1,403	1,244
Total assets	41,233	41,698	44,514

Liabilities and equity
Accounts payable	44	30	27
Accrued compensation	419	314	350
Accrued expenses	873	702	912
Unearned revenue	570	614	608
Other current liabilities	323	332	691
Total current liabilities	2,229	1,992	2,588
Other liabilities	182	286	154
Total liabilities	2,411	2,278	2,742
Total equity	38,822	39,420	41,772
Total liabilities and equity	41,233	41,698	44,514

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
(In US$ thousands)	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(971)	844	(320)	(804)	(1,833)
Depreciation	18	13	12	44	36
Amortization	2	2	2	7	7
Interest income	(420)	(436)	(504)	(1,279)	(1,492)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(1,371)	423	(810)	(2,032)	(3,282)